Exhibit 99.79

Press Release

for immediate release

PROMETIC ANNOUNCES POSITIVE FEEDBACK FROM FDA TYPE-C MEETING ON RYPLAZIMTM (PLASMINOGEN) BLA

•	Implementation plan for additional analytical assays and in-process controls confirmed

•	Company finalizing process performance qualification (PPQ) protocol in order to proceed with the manufacturing of RYPLAZIM™ (plasminogen) conformance lots

LAVAL, QUEBEC, CANADA, – October 16, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today that it has completed a Type C meeting in which the FDA agreed with the Company’s proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM (plasminogen) manufacturing process. As a result of the feedback received during the Type C meeting, Prometic is finalizing the process performance qualification (PPQ) protocol in anticipation of commencing the manufacturing of additional RyplazimTM (plasminogen) conformance lots.

“We are pleased with the positive outcome of the Type C meeting regarding the plan that we submitted in response to the FDA’s list of items outlined in the CMC section of our RyplazimTM BLA,” said Bruce Pritchard, Chief Operating Officer and Chief Financial Officer of Prometic. “As a result of the feedback received, we will now continue with finalizing the remaining steps necessary to proceed with the running of RYPLAZIM™ conformance batches.”

“We have worked diligently with our external regulatory consultants to ensure that our proposed CMC changes would be satisfactory to the FDA,” commented Pierre Laurin, President and Chief Executive Officer of Prometic. “We believe that it was prudent and appropriate to first validate our plan with the agency prior to proceeding with the running of the additional conformance lots. We will continue to proceed in a careful and methodical manner and will provide further updates to our shareholders during our regularly-scheduled quarterly results communications.”

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About Plasminogen

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen therefore is vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

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Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

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Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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